Inova Technology

September 5, 2012

United States Securities and Exchange Commission

Attn: Dietrich King & Daniel Leslie

Mail Room 4561

Washington, D.C. 20549

Re: Inova Technology, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 29 2012

File No. 333-182813

Dear: Ms. King & Mr. Leslie:

In response to your letter dated, August 21, 2012, regarding the above referenced filing of Inova Technology, Inc. (the Company), we are submitting this amendment on Form S-1/A#2 with an original copy and one marked copy. In the marked copy we have indicated which comment the revision is in response to in parenthesis. We believe these amendments should solve the problems raised in your comments.

General

1.	Please revise your registration statement to include sequential and accurate page numbers. Please also ensure that your page numbers correspond to the page numbers reflected in your table of contents. Please refer to Rule 403(d) under the Securities Act of 1933, as amended.

We have corrected this

2.	For each amendment to your registration statement, please include the amendment number (e.g., “Amendment No. 2”) on the facing page of the EDGAR-filed document. Please refer to Rule 470 under the Securities Act. In addition, with the filing of each subsequent amendment, please EDGAR-file a marked version of the amendment indicates clearly and precisely, by underlining or in some other appropriate manner, the changes effected in the registration statement by the amendment. Please refer to Rule 472 under the Securities Act.

We have done these items

3.	Please revise your registration statement to comply with the requirements of Form S-1. In this regard, we note that you appear to have cut information from your periodic filings and pasted it into your registration statement, which has resulted in this inclusion of inapplicable or duplicative information or both. By way of example only and not intended as an exhaustive list, we note the following:

·	Your filing refers to “Part III” information and there is no such part to Form S-1; and

·	Your filing includes two “Item 9”, “Item 13” and “Item 14” sections which contain different information and are inconsistent with Form S-1 and your table of contents.

Please revise your registration statement accordingly to comply with the requirements of Form S-1.

These are part of our financial statement footnotes-not S1 sections

Registration Statement Cover Page

4.	Footnote 2 to your fee table refers to an underwriter over-allotment option. As the prospectus cover page discloses that this is a self-underwritten offering without any participation by underwriters, please delete this footnote.

We have deleted this footnote

Prospectus Cover Page

5.	We note that there are blanks and place holders on your prospectus cover page that are not permitted by Rule 430A. For example, we note that you do not provide the date of the most recent reported sales price of your common stock, you do not provide a page reference to your Risk Factors disclosure, you do not provide the date upon which your offering will terminate, and you do not provide the date of this prospectus. Please complete all required disclosure on your Prospectus Cover Page and throughout your filing with your next amendment.

We have completed this information

Third Party Data

6.	We note your statement that “[a]although we believe the information in these industry publications, surveys and forecasts is reliable, we have not independently verified the accuracy or completeness of the information.” As you are legally responsible for all statements that you choose to include in your registration statement, and as the aforementioned statement suggests otherwise as to third party information, please revise your registration statement to delete this statement and remove any implication that you are not responsible for statements that you choose to include in your filing.

We have deleted this phrase

Prospectus Cover Page

7.	Please revise your disclosure to clarify whether you have the ability to extend the Offering Period. Please make conforming revisions throughout the prospectus.

We have revised to reflect an extended offering period

8.	We note your statement in the fourth paragraph that “the offering price of the common stock offered hereby is estimated to be $0.01 per share.” Please either tell us what you mean by characterizing the offering price as “estimated” or revise your disclosure to clarify, if true, that the offering price is a fixed price of $0.01 per share.

We have amended

Prospectus Summary

9.	Please revise the second paragraph under the above subheading to provide the correct address of the SEC’s public reference room. The address you have provided appears to be your company’s address.

We have corrected the address

10.	Please ensure that the information you provide in your summary is balanced. For example, you emphasize the development of your business, but you do not discuss your history of net losses from operations, your significant liabilities, including more than $11 million in notes, or that your auditor has expressed doubt as to your ability to continue as a going concern. Please revise your prospectus summary to address these and other material issues necessary to present a balanced picture of your business.

We have modified this section

About INOVA Technology, Inc.

Organization and History of the Company

11.	The disclosure you provide in this section is nearly identical to the disclosure provided in your Description of Business section. Please revise your summary to eliminate disclosure that is repeated in different sections of the document but does not enhance the quality of the information provided. See Note 4 to Rule 421(b) under the Securities Act of 1933.

We have deleted the redundant section

12.	We note your statement about obtaining funding from IBM and Boone Opportunity Lenders. Please revise your disclosure to describe your relationships with IBM and Boone Opportunity Lenders.

We have supplemented this section

Trakkers, LLC

13.	In the first paragraph, please revise your disclosure to clarify what you mean by the statement “the technology may be applied to many other verticals.”

We have clarified by adding description

The Offering

14.	Next to the heading “Common stock offered by us,” please disclose the number of shares that you are offering. In addition, next to the heading “Common stock outstanding after this offering,” please either remove the two existing footnote references, as there do not appear to be any corresponding footnotes, or add the missing footnotes.

We have made these corrections

Risk Factors

Government Spending & Regulation

15.	Please revise the caption to this risk factor to succinctly describe the risk. In addition, please expand the body of the risk factor to provide greater context for the risk. For example, please indicate the amount of revenue you derive from the “Erate” program, please discuss the material terms of this program as they relate to you and your business and please clarify how the terms of the program could change. Please refer to Item 503(c) of Regulation S-K.

We have expanded this section

Our executive officers and directors have significant shareholdings, which may lead to conflicts with other shareholders over corporate governance matters

16.	Please revise both the caption to and body of this risk factor to clarify that, because of the magnitude of their share holdings, your directors and officers have the ability to determine the outcome of all matters on which shareholders might vote.

We have clarified this item

Funds raised in this offering are available for immediate use and at the discretion of our management

17.	Please revise this risk factor to clarify that your existing creditors may pursue any amounts you raise in your offering to satisfy debts that you owe to them. In this regard, please disclose in this risk factor how much you owe to creditors, and identify your major creditors by name.

We have expanded this disclosure

Determination of Offering Price

18.	Please revise your disclosure to clarify that for the duration of the offering you will offer and sell shares at a fixed price of $0.01 per share.

We have made this change

Use of Proceeds

19.	We note that your entire offering may not be sold. As such, please provide the scaled use of proceeds disclosure required by Instruction 1 to Item 504 of Regulation S-K. In addition, as you may use proceeds to repay debt, please provide the information required by Instruction 4 to Item 504 of Regulation S-K.

We have done this in a section next to the one mentioned

Allocation of funds

20.	Please add a row to this table indicating the percentage of the offering represented by each dollar amount in the “Amount raised” row (e.g., for $375,000 indicates that it represents 10% of the maximum number of shares you are offering).

We have made this change

Directors and Executive Officers

21.	For each director, please revise your disclosure to briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Please refer to Item 401(e) of Regulation S-K.

We have made this change

22.	For Mr. Bates, please revise your disclosure to identify by the name the “other Billion dollar companies” for which he has worked. In addition, please clarify what work he performed with KPMG. Finally, please clarify whether the Catalyst Group is a public company.

We have made this clarification

Summary Compensation Table

Narrative Disclosure to Summary Compensation Table

23.	The last paragraph under the above subheading states that your directors do not receive compensation for their services. In contrast, your Summary Compensation Table reflects that each of your directors received some form of compensation. Please revise to make your disclosure accurate and consistent.

We have clarified this section

24.	Please revise your disclosure to clarify for how long and on what terms Mr. Radley has agreed to provide his services to you at no cost.

We have added the requested information about Mr. Radly

Security Ownership of Certain Beneficial Owners

25.	Please expand footnotes 1 and 2 to your beneficial ownership table to clarify the number of shares directly held by each of the referenced entities, and the nature of the relationship between each referenced entity and the individual listed in your table. Please also confirm whether Mr. Aunger is affiliated with a company named “Advisors, LLC” or revise this disclosure to provide the full name of the referenced company.

We believe this table already footnotes Southbase and Advisors, LLC and their ownership

Dilution

26.	Please revise to include the shares issued in the offering in calculating net tangible book value per share after the offering and the dilution to new investors for each presented percentage of the shares offered.

We have revised this section

Capitalization

27.	Please include an introduction to your table to explain what you are attempting to portray. Further, we note your disclosure "on a pro forma as adjusted to give effect to the issuance of the common stock offered hereby and the use of proceeds, as described in the section entitled “Use of Proceeds.” It is not evident that any of the information presented was adjusted. Please revise.

We have modified/deleted these items

Comparative Data

28.	Please revise to correct the total consideration of $ 375,000,000.00 from new shareholders disclosed to $3,750,000.

We have corrected this

Management’s Discussion and Analysis of Financial Condition and Results of Operations

29.	Please expand your disclosure to also cover the period ending April 30, 2010. See Instruction 1 to Item 303(a) of Regulation S-K.

A smaller reporting company's discussion shall cover the two-year period required in Article 8 of Regulation S–X and shall use year-to-year comparisons or any other formats that in the registrant's judgment enhance a reader's understanding.

Results of Operations for the year ended April 30, 2012 compared to year ended April 30, 2011

30.	Please refer to the second paragraph. You state the decrease in selling, general and administrative expenses was “[p]rimarily the result of the loss on transfer of a decrease in sales.” Please revise your disclosure to clarify the meaning of your statement and the reason for the decrease in expense.

We have clarified the definition of loss of sales

31.	Please revise to include a discussion of the increase in cost of revenues relative to sales as compared to the prior year.

We have added this

32.	In the third paragraph you state the decreased loss is due to the decrease in operating loss of $1.7 million. Please revise and expand your disclosure to provide an insightful discussion for the change.

We have expanded the narrative on this issue

33.	We note you present a non-GAAP measure on page 9 that includes adjustments to the standard definition of EBITDA. We also note you are using the measure as both a performance and liquidity measure based on your reconciliation to net income and your reference to EBITDA regarding your ability to make debt payments. Please expand and revise your disclosure to address the following:

·	Retitle the non-GAAP measure as adjusted EBITDA or similar caption;

We have re-labeled this

·	Include a statement disclosing the reasons why management believes the presentation of the non-GAAP measure provides useful information to investors;

We have added a description of this

·	Discuss the material limitations associated with the non-GAAP measure and how management compensates for these limitations; and

We added a description for this

·	Include in your presentation with equal or greater prominence, the most directly comparable financial measure or measures calculated and presented in accordance with GAAP; and,

We have added this narrative

·	Include a reconciliation of the difference between the non-GAAP financial measure with the most directly comparable financial measure(s) calculated and presented in accordance with GAAP.

We have added this analysis

Further,	please note that it is inappropriate to exclude items that required or will require cash settlement from non-GAAP liquidity measures. Please revise accordingly. See Item 10(e) of Regulation S-K and Non-GAAP C&DI Question 103.01.

We are not aware of any cash settlement measures that have more than a remote chance of occurring

Liquidity and Capital Resources

34.	Item 303(A)(1) and (2) of Regulation S-K requires you to discuss known trends or any known demands, commitments, events or uncertainties that will result in or are reasonably likely to impact your liquidity in any material way as well as any material changes in the mix or relative costs of your capital resources. Given the fact that you have been in default under your debt agreements for an extended period of time and have not yet redeemed the preferred stock issued, please expand your disclosures to discuss in more detail your developments in renegotiating your debt agreements. For example, please specify those lenders that have agreed to you not making payments currently and the date(s) through which you are not required to make payments. Further, please address the potential impact if these matters are not resolved including but not limited to any changes in control that could result from the convertible debt instruments.

We have added this description

Financial Statements

Report of Independent Registered Public Accounting Firm

35.	Please explain why the independent auditors’ report is addressed to you at a location in Santa Monica, California. In this regard we note your corporate address is Las Vegas, Nevada and you disclose in your Form S-1 under Summary of Business Operations that you have offices in Nevada, Texas and Montana.

We also have an office in Santa Monica and our CEO operates from this office

Note 2 – Summary of Significant Accounting Policies, page 16

Fair Value Measurements, pages 19 to 20

36.	Please provide a description of your valuation technique(s) used and the inputs used for your fair value measurements under Level 2 and Level 3. See FASB ASC 820-10-50-2(e).

We have added this description

Note 3 – Going Concern, page 21

37.	We note your last sentence describing management’s plans to resolve the conditions regarding your ability to continue operations as a going concern. Please note Section

607.02	of the Financial Reporting Codification requires appropriate and prominent disclosure of a company’s financial difficulties along with all of its viable plans to overcome such difficulties when the filing contains an accountant’s report that is qualified as a result of questions about an entity’s continued existence. Please expand your disclosure accordingly. Further, if loans from officers and directors are among your viable plans, please revise your disclosure to address this source of funds.

We have added a description for this item

Note 4 –Contract Receivables & Credit Facility Receivable, page 23

38.	We note your disclosure that the loss on sales of receivables to NETF is determined based on the amount transferred less any fees, discounts and other charges. You also disclose that the loss on the sales recognized in 2012 and 2011 is the amount of fees incurred on the gross margin advances. Please explain to us and clarify how the loss on sales of receivables is derived.

We have added a definition of how the loss is calculated

39.	Please revise to provide all the disclosure required by FASB ASC 860-20-50-3(d) including the following:

·	Proceeds from new transfers;

·	Purchases of previously transferred financial assets; and,

·	Servicing fees.

We have added a disclosure for these 3 items

Note 6. Goodwill and Intangibles, page 25

40.	Please revise to include a description of the facts and circumstances regarding the

Trakkers’ goodwill impairment loss recognized as required by FASB ASC 350-20-50-2(a).

We added a description of the impairment

Note 10 – Commitments and Contingencies, page 39

41.	Please expand your disclosure clarify whether you have assessed the likelihood of loss as remote, reasonably possible, or probable regarding the Ascendiant suit. If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. See FASB ASC 450-20-50.

We added a description of the potential Ascendiant suit damages

Note 15 – Redeemable Preferred Stock & Non-Controlling Interest

42.	We note you were obligated to redeem the preferred stock by issuing 10% of the ownership of Trakkers LLC on the third anniversary of the issuance of the preferred stock which appears to have been in September 2011. Please disclose whether the original sellers have agreed to renegotiate the settlement option in the event issuance is in conflict with other secured creditors of Trakkers LLC and any time frames imposed by the sellers to resolve this matter.

We added a note about seller negotiations

Note 17 – Major Customers and Major Vendors, page 44

43.	Please revise to disclose the total amount of revenues from each of your major customers as required by FASB ASC 280-10-50-42.

We added a list of the customer revenues

Note 18 – Segment Information, page 44

44.	Please revise to provide the revenue disclosures by product and service group required by FASB ASC 280-10-50-40. In this regard, please distinguish between product sales and product rentals.

Our product sales for RFID were less than $300,000 so is below the level required to report separately.

Item 17. Undertakings

45.	Please revise your undertakings to include the undertaking set forth at Item 512(a)(5)(ii) of Regulation S-K.

We have added a description of the undertaking

Exhibit Index

46.	Please revise your exhibit index to be complete, clear and accurate.

We have edited our exhibit index

 Signatures

48.	Please revise your signatures to identify and include the signature of your controller or principal accounting officer. See Instruction 1 to Signatures on Form S-1.

We have added a description for the principal accounting officer

49.	Please revise the signatures of your directors and officers to include the specific date upon which the registration statement was signed by each such individual.

We have added the dates the officer/director signatures were made

Exhibits

49.	Please note that you must file all required exhibits, including your legal opinion. Please ensure that you provide the staff sufficient time to review all exhibits before requesting acceleration of the effectiveness of your filing.

Our counsel has already reviewed our filing; with the next amendment we will add their opinion

General

50.	To the extent comments issued in our review of your registration statement also apply to your Form 10-K, please revise your Form 10-K accordingly.

We will study this with our auditor after this amendment